APOLLO SOLAR ENERGY, INC.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

August 17, 2012

VIA EDGAR
Tia L. Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re	Apollo Solar Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed May 16, 2012
Response dated July 20, 2012
File No. 000-12122

Dear Ms. Jenkins:

I am writing in response to your letter dated July 31, 2012.  The Staff’s comment is copied below and indented, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, Page F-7

Note 6 - Due From Related Parties, page F-15

1.  We have read your response to prior comment 1 from our letter dated July 10, 2012 and understand that you recorded the repurchase of shares from Mr. Hou at a market value of $5.2 million and recorded interest income of $837,359 computed as the difference between market value of the repurchased shares and the carrying value of the note receivable from Mr. Hou. Tell us why you have used the market value of your stock as the cost of reacquisition and why you believe recognition of a gain on this treasury stock transaction is appropriate citing the specific accounting literature that supports your view.

Response to Comment 1

Xinju, an entity affiliated with Mr. Renyi Hou, the former Chairman, CEO, and majority shareholder of the Company, owed the Company $4,379,411.  The debt, when originally incurred, had been non-interest bearing. In 2011, after Mr. Hou’s resignation from office, the parties negotiated a settlement of the debt.  Management of the Company noted that the failure to charge interest on the debt had been the result of a lack of arms-length dealings when the debt was incurred.  The debt was, therefore, reformed to be interest-bearing ab initio. Pursuant to the Resolution and Settlement Agreement between the Company and Mr. Hou, the principal plus interest was to be repaid to the Company by the return of shares of the Company’s common stock held by Mr. Hou with a market value equal to the principal plus accrued interest.

ASC 505-30-3 states: “If the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired……….If no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price shall be accounted for as the cost of treasury share.” The cost of the 2,418,923 treasury shares was equal to the total settlement based on the agreement, which included the principal amount of $4,379,411 plus interest of $873,359. There was no gain recognized on this treasure stock transaction.  Rather, the $837,359 referred to in your comment represented accrued interest.

Sincerely,

/s/ Hua Hui
Hua Hui
Chief Financial Officer